Exhibit 99.4


                              ANNUAL REPORT 2004

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                               Table of Contents
                               -----------------


                                                                           Page
                                                                           ----

About ASML.....................................................................4

ASML Corporate Achievements 2004...............................................5

Message to Our Shareholders....................................................7

Report of the Supervisory Board...............................................10

Corporate Governance..........................................................17

Information and Investor Relations............................................34

ASML Worldwide Contact Information............................................35

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         In this report the expression "ASML" is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries in general. The expression is also used where no useful purpose is served by identifying the particular company or companies.

         "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in ASML's Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.


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About ASML
----------

         ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines critical to the production of integrated circuits or chips.

         ASML technology transfers circuit patterns onto silicon wafers to make integrated circuits. This technology is key to making integrated circuits smaller, faster and cheaper.

         Our technology is known as optical lithography. ASML systems are called steppers and Step & Scan tools (scanners). They use a photographic process to image nanometric circuit patterns onto a silicon wafer, much like a camera prints an image on film.

         Most of the major global semiconductor manufacturers are ASML customers. We are committed to providing customers with the right technology that is productionready at the right time. Doing so enables our customers and their customers to sustain their competitive edge.

         The ASML TWINSCAN(TM) lithography system exemplifies our technology leadership. It is the industry's only dualstage system that allows exposure of one wafer while simultaneously measuring another wafer. Another example of ASML technology leadership is our new immersion lithography system. It replaces the air over the wafer with fluid to enhance focus and shrink circuit dimensions. These technologies mean greater productivity for our customers.

         ASML's corporate headquarters is in Veldhoven, the Netherlands. The company has lithography research, development and manufacturing operations in Wilton, Connecticut, U.S. and Veldhoven, the Netherlands. Training and application facilities are located in Asia, Europe and the United States.

         ASML's largest business focuses on lithography systems for 200- and 300-millimeter wafer manufacturing.

         ASML Special Applications focuses on solutions for application markets, where it has evolved as the lithography market leader in serving the Thin Film Head and Compound Semiconductor industry. Our Remarketing Service has developed expertise to remanufacture and relaunch pre-owned ASML equipment into the market.

         ASML MaskTools provides innovative mask technologies and software products that extend the limits of optical lithography for chip manufacturing at the 90 nanometer node and beyond. These are optimized for ASML's advanced scanners, enabling the delivery of complete and integrated mask design to wafer imaging solutions.

         ASML Optics provides precision optical modules for the PAS 5500 and TWINSCAN lithography systems. ASML Optics also offers design-to-image solutions in optical design and manufacturing, clean room assembly, systems engineering and metrology for a broad range of commercial applications, serving customers worldwide.

         ASML operates in 14 countries and over 50 sales and service locations. We have experts located at customer sites, backed by a global pool of ASML engineers and other professionals.

         ASML is traded on Euronext Amsterdam and Nasdaq under the symbol
ASML.

For more information, visit: www.asml.com


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ASML Corporate
--------------
Achievements 2004
-----------------

Customer Focus
--------------

o Achieved top customer satisfaction ratings among large suppliers of semiconductor wafer processing equipment, according to VLSI Research, an independent industry research firm. ASML's ratings surpassed every lithography competitor.

o Shipped the 200th TWINSCAN system in November, concluding 2004 with an installed base of over 2,500 steppers and scanners throughout Asia, Europe and the United States. ASML also has more than 100 lithography systems installed featuring 193-nanometer wavelength technology.

o Reinforced TWINSCAN as the semiconductor industry's leader in productivity performance for volume manufacturing at customer facilities worldwide.

o Received an order for TWINSCAN systems for 300-millimeter wafer production from Matsushita Electric Industrial, Japan's largest electronics and electricalequipment manufacturer and home to Panasonic.

o Solidified ASML Remarketing Services to help customers manage their lithography equipment at the end of its lifecycle. ASML sold more than 60 systems worldwide during 2004.

o Gained 12 new customers in 2004 with orders for 200- and 300-millimeter wafer lithography systems.

Technology Leadership
---------------------

o Continued as world leader in market share of semiconductor lithography systems based on revenue. ASML sustained global product leadership through our TWINSCAN platform, the industry's only dual-stage wafer imaging system that allows exposure of one wafer while simultaneously measuring another wafer.

o Shipped the industry's first immersion lithography systems for volume manufacturing, TWINSCAN tools using 193-nanometer wavelength technology. We delivered them to customers and independent research centers in Asia, Europe and the United States, giving dozens of customers access to ASML immersion technology worldwide.

o Shipped a total of 18 next generation TWINSCAN AT:1250 and TWINSCAN XT:1250 systems since Q2 2004. These are very high resolution (0.85 numerical aperture) volume production systems that extend imaging to the 65-nanometer line width using 193- nanometer wavelength. This marks a fast ramp-up for products of such complexity.

o Made further inroads in Japan. ASML has now gained four customers, resulting in an installed base of 365-, 248- and 193-nanometer wavelength lithography systems in eight locations.

o Adapted our 248-nanometer systems quickly for 300- millimeter wafers making Charge Couple Devices. CCD is the critical application for digital cameras, a market dominated by Japanese companies.

o Provided lithography systems that customers used to produce the world's first series of complex 90- nanometer chips by immersion. ASML expects wide acceptance of our immersion technology because of its potential to improve chip performance. Customers have said that such systems have already reached results similar to those of dry lithography tools.

o Increased the average selling price (ASP) of new lithography systems sold to EUR 10.7 million in Q4 2004 from EUR 9.5 million in Q4 2003.

o Enhanced our freedom to innovate in semiconductor lithography through a strategic cross-license agreement with a major competitor.

Operational Excellence
----------------------

o Reduced our break-even level for the number of lithography systems that we manufacture to 130 new systems, depending on the product mix, compared with 160 new systems a year ago.

o Shortened the company's total cycle time of TWINSCAN by more than 50 percent at the end of 2004, compared with its introduction in 2001. This is the time it takes from the date of ordering bulk materials to volume production by our lithography systems at customer facilities.

o Increased our manufacturing flexibility to embrace changing market conditions at lowest cost through tighter inventory control, shorter lead time for parts and modules from suppliers, and wider use of contract work force.

o Improved gross margin to 39 percent in Q4 2004, an increase of 10 percentage points year-on-year. ASML also achieved cost of goods reduction targets.

o    Generated EUR 200 million in cash from operations during 2004.


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[Image of ASML Headquarters omitted]









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Message to Our
--------------
Shareholders
------------

         ASML operates in the global semiconductor equipment market. We are the leading provider of lithography systems for making integrated circuits. Our systems print lines of circuitry with ever shrinking dimensions on a silicon wafer.

         As a supplier to the semiconductor industry, we are regularly subjected to significant fluctuation of demand: the latest semiconductor downturn started in 2001 and it became the longest and deepest downturn in the history of the industry. 2004, the 20th anniversary of the company, marked an industry upturn. During this year, we significantly improved ASML's financial performance: first, due to substantial revenue growth and, second, through an improved structure for controlling cost and managing working capital.

Top line growth in 2004
-----------------------

         In 2004, we increased net sales by 60 percent, compared with 2003, and improved our worldwide market share to above 50 percent based on revenue. Among the world's top 20 customers ranked by semiconductor capital expenditure, 16 are customers of ASML.

         In 2004, we sold 282 lithography systems, an increase of 68 percent from 2003, with 71 percent of our business in Asia. We gained 12 new customers around the world with orders for lithography systems for both 200- and 300-millimeter wafers. In Japan, we now have four customers, including Matsushita Electric Industrial, Japan's largest electronics and electrical-equipment maker.

         Due to a mix of products biased toward more sophisticated tools, the average selling price for new systems sold has increased to EUR 10.7 million in the fourth quarter of 2004, up 13 percent from the same quarter in 2003.

         We reinforced our position as the leader in our industry in 2004, thanks to, among other things, the advanced technology of our semiconductor lithography equipment. Our TWINSCAN product line exemplifies our technology leadership. It is the industry's only dual-stage system that allows exposure of one wafer while simultaneously measuring another wafer. This means our customers gain manufacturing productivity while significantly improving profitability. There are now more than 200 TWINSCAN systems installed worldwide.

         In 2004, we strengthened the leadership of our TWINSCAN's dual-stage technology by adding immersion lithography capability, an innovation that replaces the air over the wafer with fluid to enhance focus, improve yields and contribute to shrinking circuit line width. In 2004, we delivered the industry's first immersion lithography systems at customers in Asia, Europe and the United States allowing the production on ASML tools of the world's first complex chips using immersion technology in the fourth quarter of 2004.

         Furthermore, we achieved top customer satisfaction ratings among large suppliers of wafer processing equipment, surpassing our lithography equipment competitors, according to VLSI Research, an independent industry research firm.

Financial performance
---------------------

         We grew gross margin to 37 percent in 2004 from 24 percent in 2003. Also, we dramatically improved our net income to EUR 235 million, compared with a net loss of EUR 160 million in 2003. Gross margin has risen substantially to 39 percent in the fourth quarter of 2004, compared with 29 percent in the same quarter in 2003.

         During 2004, we improved our liquidity position and generated EUR 200 million in cash from operations. We ended 2004 with EUR 1.2 billion in cash and cash equivalents, an increase of 19 percent compared with a year ago.

Operational excellence
----------------------

         During 2004, we reduced our break-even level for the number of lithography systems that we manufacture to 130 new systems from 160, depending on current product mix. This means that we lowered the minimum number of new systems that need to be sold in a year in order to achieve net profit in that year, a key measure of financial health.

         We also decreased our cost for TWINSCAN systems. We achieved our internal cost reduction targets in 2004, and we will continue to drive down TWINSCAN cost in 2005.

         We improved our time to market significantly: the cycle time from customer order to delivery of a TWINSCAN system has improved by more than 50 percent since its introduction. In 2004, we also shipped a total of 18 systems of our high throughput, next generation TWINSCAN AT:1250 and XT:1250, a fast ramp-up for products of such complexity.

         Due to changing semiconductor market conditions, we continually adapt our structures for supply-chain


                                       7
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management and manufacturing: in 2004, we tightened further our inventory controls and shortened lead time for delivery of parts and modules sourced from suppliers. We also expanded our use of contract work force in manufacturing. All of which enables the necessary flexibility to adapt to sudden swings in market demand.

2005 perspectives
-----------------

         We are entering 2005 with arguably the best product portfolio in ASML's history: a range of steppers and advanced Step & Scan systems that spans the industry's current wavelengths for both 200- and 300-millimeter wafers. Our average selling price is rising steadily, as customer demand migrates toward advanced products for 300-millimeter wafers, an area of even stronger leadership for ASML. We will continue to pursue execution excellence in every aspect of our business. With suppliers, we jointly operate a strategy known as value sourcing, based on quality, logistics, technology and total cost. We strive to attain flexibility, best-of-breed contributions and cost savings in partnership with them. It exemplifies mutual commitment, alongside shared risk and reward.

         For 2005, we have set new and higher targets for flexibility and efficiency: we are not only focused on maintaining our technology leadership but also on developing further the value we offer customers by improving our cycle time between customer order and system delivery and by strengthening our cost competitiveness.

         We will continue to nourish ASML's unique culture of both individual and team commitment within an innovative environment that is focused on customers. We will continue to develop a motivated team of successful people and create opportunities for professional growth.

Corporate governance
--------------------

         The Board of Management reiterates the Company's commitment to good corporate governance, reflecting principles such as independence of oversight, accountability and transparency. In the United States, the NASDAQ stock market and the U.S. Securities and Exchange Commission (SEC) have issued rules pursuant to Sarbanes-Oxley legislation. In the Netherlands, the Corporate Governance Code as prepared by the Tabaksblat Committee has been adopted. We are in the process of implementing those rules and we will conform on a timely basis. A more detailed description of our corporate governance appears in this report.


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Great people at ASML
--------------------

         The Board of Management would like to recognize Doug Dunn, who retired as Chief Executive Officer on October 1, 2004, after five years of dedicated service. Doug was, indeed, the architect of the Company's strategy and the driver behind everyone's efforts, which have led to a stronger competitiveness and financial performance. We all thank him for leaving us with a solid company that has achieved a recognized leadership position in the market.

         We also want to acknowledge the great employees of ASML. Their hard work, professionalism and commitment are outstanding strengths for our Company.

         Together, we look forward to a successful 2005: Eric Meurice, President, Chief Executive Officer and Chairman of the Board of Management, ASML Holding N.V., Veldhoven, January 28, 2005.


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                        Report of the Supervisory Board
                        -------------------------------

         The Supervisory Board has reviewed the Annual Report on Form 20-F of ASML Holding N.V. (the "Company") for the financial year 2004, as prepared by the Board of Management and included in this Annual Report. Deloitte has duly examined the Company's financial statements, and their Independent Auditors' Report is included in the Annual Report on Form 20-F.

         Supervision and advice. The Board of Management of ASML is responsible for the management of the Company. The role of the Supervisory Board is to supervise the policies of the Board of Management and the general course of affairs in the Company. Furthermore, the Supervisory Board supports the Board of Management with its advice.

         During 2004, ASML reconfirmed its leadership position in the global market for semiconductor lithography systems. The Company streamlined its organization and improved operations across its principal perspectives: financial, customer, processes, and learning. ASML management and employees around the world worked during 2004 to cope with the cyclicality of the world market for semiconductor lithography systems, with increased efficiency and effectiveness.

         We acknowledge the outstanding service of CEO Doug Dunn, who retired on October 1, 2004 after five successful years, and we express our gratitude for his strong contributions to ASML. We believe that Eric Meurice, newly appointed CEO as of October 1, 2004, will continue the success of ASML while setting new and higher standards for the Company's performance. We also acknowledge that, as announced on October 13, 2004, Stuart McIntosh,


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Executive Vice President Operations has retired from his position on the Board of Management, effective January 3, 2005. We thank Stuart McIntosh for his valuable contributions with regard to the Company's operations.

         Furthermore, we support the Board of Management and their commitment to pursue the Company's strategy.

         Strategy and business rewview. Throughout 2004, the Supervisory Board has participated with the Board of Management by means of scheduled meetings, monthly reports and ongoing consultations. The Supervisory Board has reviewed with the Board of Management ASML's business policy and decisions regarding the Company's strategy, human resources, organization, operations, financial performance, and associated business risks, among other matters.

         Coming out of an unprecedented three consecutive years of semiconductor industry downturn, the Company seized the opportunity in 2004 to improve its revenues and earnings through customer focus and technology leadership while creating conditions internally to strive for operational improvements. Facing strong competition and other market challenges, the Company has demonstrated its commitment to sustain the excellence of its operations long term.


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         Operational excellence. During 2004, the Supervisory Board noted
measurable gains in operational efficiencies excellence and cash generation. We also saw improved control of processes, risks and inventories, among other internal aspects of the Company's performance. In 2004, ASML completed the restructuring previously announced in 2003. We see that the Board of Management continues to motivate senior managers and employees worldwide to strive for operational excellence while raising levels of customer satisfaction.

         In 2004, the Company expanded its supplier base and sourcing capability in the Netherlands and internationally, including the sourcing of selected modules for lithography systems from its own manufacturing facility in Wilton, Connecticut. Doing so fortifies ASML's sourcing strategy based on quality, logistics, technology and total cost, while providing an additional check on supplier performance and increasing manufacturing flexibility.

         Throughout 2004, the Supervisory Board noted that the Company further strengthened its relationship with Carl Zeiss SMT AG, the sole supplier of lenses and other critical optical components. ASML and Zeiss are collaborating more proactively and productively than ever before.

         Human resources. To maintain its global leadership position, the Company continues to attract and retain the best talent in the world.

         The Supervisory Board noted that in 2004 the Board of Management together with the top managers continued to update and upgrade the Company's strategy and, at the same time, engaged employees at all levels of the organization to communicate the strategy.

         We are also pleased to see that the Board of Management continues to safeguard and promote the Company's unique culture of both individual and team commitment that makes outstanding accomplishments possible.

         Intellectual property. The Supervisory Board endorsed the Board of Management's decision in 2004 to finalize a strategic cross-license agreement with a major competitor, thereby enhancing the Company's freedom to innovate in the global semiconductor lithography market.

         Consistent with its track record of technology leadership, the Company has further enhanced in 2004 its processes and motivation of employees to grow and protect the Company's intellectual property.

         In its pursuit of innovation and growth of intellectual property, the Company continues to fund research and development programs appropriately to meet the challenges of offering customers the right technologies at the right time.

         Independent members of the Supervisory Board. Like many Dutch public companies, the Company has a two-tier board structure where independent, non-executive members serve on the Supervisory Board, which in turn supervises and advises the members of the Board of Management in performing its management tasks. Supervisory Board members are prohibited from serving as officers or employees of the Company. The Dutch Corporate Governance Code (the "Code"), which became effective on December 9, 2003, introduced new independence criteria for members of the Supervisory Board. The Supervisory Board considers all current members of the Company's Supervisory Board to be independent in accordance with the criteria of the Code.


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         Corporate governance developments. The Supervisory Board assists the
Board of Management in its continuing efforts to developments ensure that the Company's practices and procedures reflect good corporate governance and comply with applicable corporate governance requirements under U.S. and Dutch law, the rules of Euronext Amsterdam and the Nasdaq National Market, and best practices.

         Rules promulgated under the Sarbanes-Oxley Act of 2002 in the U.S. and the Code in the Netherlands have led and will continue to lead to an increase of responsibilities and supply of information by the Company and its Board of Management and Supervisory Board to shareholders and other stakeholders, including additional information with emphasis on identifying and controlling risks. Compliance with corporate governance developments not only results in higher costs but it also substantially increases the workload of the Company's Board of Management and Supervisory Board.

         A more detailed description on corporate governance appears in this report.

         Meetings of the Supervisory Board. The Supervisory Board met six times in the course of 2004. None of the members of the Supervisory Board has been frequently absent from meetings of the Supervisory Board. During various meetings the Supervisory Board discussed ASML's corporate strategy, the risks of the business and the result of the evaluation by the Board of Management of the structure and operation of the Company's internal risk management and control systems, as well as any significant changes thereto. Members of the Supervisory Board also held two regular meetings with the Works Council in the Netherlands during 2004.

         The Supervisory Board met once without the Board of Management present to discuss the functioning of the Supervisory Board and its individual members; the relationship with the Board of Management; the performance and composition of the Board of Management as well as performance and succession of its individual members, among other matters.

         The Supervisory Board further discussed the recruitment of a new CEO, its own profile, rotation schedule and reviewed its own composition. In addition to their regularly scheduled meetings, there were frequent consultations between the Supervisory Board and the Board of Management.

         Composition of the Supervisory Board. Mr. H. Bodt and Mr. S. Bergsma retired by rotation on March 18, 2004 and Mr. H. Bodt Supervisory Board was reappointed. On the same date Mr. F. Frohlich and Mr. A. van der Poel were appointed as members of the Supervisory Board. We express our gratitude to Mr. Bergsma for his excellent service during the past years.

         Mr. M. Attardo and Mr. J. Westerburgen will be retiring by rotation on March 24, 2005. Mr. J. Westerburgen has informed the Supervisory Board that he is available for reappointment on March 24, 2005. Mr. M. Attardo has informed the Supervisory Board that he is not available for reappointment. The Supervisory Board has furthermore resolved to expand the Supervisory Board from seven to a maximum of eight members.

         Pursuant to new legislation in the Netherlands, the Works Council has in 2005 the right to make a recommendation for the appointment of one member of the Supervisory Board.

         For further details and biographies of the current members of the Supervisory Board, see Item 6.A. of the Annual Report on Form 20-F. For further details on the board practices of the Supervisory Board, see Item 6.C. of the Annual Report on Form 20-F.


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         Supervisory Board Committees. The Supervisory Board has an Audit
Committee, Remuneration Committee, and Selection Committees and Nomination Committee. Members of these committees are appointed from the Supervisory Board members.

         Audit Committee. In 2004, the Audit Committee met six times. The Audit Committee decided that the External Auditor may attend the Audit Committee meetings, unless the Audit Committee determines that the External Auditor should not be present at a particular meeting.

         The current members of our Audit Committee are Mr. F. Frohlich (Chairman), Mr. H. Bodt and Mr. J. Dekker. The members of the Audit Committee are all independent, non-executive members of the Supervisory Board.

         During 2004, the main subjects of discussion in meetings of the Audit Committee were: (i) the review of ASML's quarterly earnings announcements and the audited annual consolidated financial statements; (ii) discussions on the system of internal controls over financial reporting and related audit findings; (iii) the approval of the external audit plan and related audit fees; and (iv) the review of the audit activities of the Company's External Auditor.

         For a further description of the responsibilities of the Audit Committee, see Item 6.C. of the Annual Report on Form 20-F.

         Remuneration Committee. The Remuneration Committee met twice in 2004. The current members of our Committee Remuneration Committee are Mr. J. Westerburgen (Chairman), Mr. H. Bodt and Mr. M. Attardo.

         During 2004, the main subjects of discussion in meetings of the Remuneration Committee were the preparation of the Remuneration Policy and remuneration package of ASML's Board of Management and discussions on ASML's Stock Option Plan for 2004.

         For a further description of the responsibilities of the Remuneration Committee, see Item 6.C. of the Annual Report on Form 20-F.

         Selection and Nomination Committee. The Selection and Nomination Committee was established in March 2004 and has had Nomination one meeting since its inception. In addition, during 2004, the Selection and Nomination Committee Committee consulted together several times on an ad hoc basis to review recruitment of the new CEO. The current members of our Selection and Nomination Committee are Mr. J. Westerburgen (Chairman), Mr. H. Bodt and Mr.
J. Dekker. Mr. J. Dekker shall resign as member of the Selection and Nomination Committee as of March 2005; Mr. Dekker will be succeeded in this position by Mr. A. van der Poel.

         The main subjects of discussion in the meeting of the Selection and Nomination Committee were: (i) selection criteria and appointment procedures for members of the Board of Management and members of the Supervisory Board;
(ii) the profile for the Supervisory Board and (iii) the composition of the Supervisory Board and the Board of Management.

         For a further description of the responsibilities of the Selection and Nomination Committee, see Item 6.C. of the Annual Report on Form 20-F.

         Remuneration of the Supervisory Board. The remuneration of the Supervisory Board members is described in Item 6.B. of the Annual Report on Form 20-F. The remuneration of the members of the Supervisory Board is not dependent on the financial results of the Company. None of the members of the Supervisory Board personally maintains a business relationship with the Company other than as a member of the Supervisory Board. The General Meeting of Shareholders determines the remuneration of the members of the Supervisory Board.

         Mr. M. Attardo owns 19,290 options on shares of the Company. Mr. P. Grassmann owns 3,000 shares in the capital of the Company. None of the other members of the Supervisory Board owns shares or options on shares of the Company.

         The Company has not granted any loans to, nor has granted any guarantees in favor of, any of the members of the Supervisory Board.

         On March 18, 2004, the General Meeting of Shareholders has, as part of the amendment of the Company's Articles of Association, indemnified the members of the Supervisory Board against any claim arising in connection with their position as member of the Supervisory Board, provided that such claim is not attributable to willful misconduct or intentional recklessness of such Supervisory Board member. The Board of Management has further implemented the indemnification of the Supervisory Board members by means of separate indemnification agreements.

         Composition of the Board of Management. The Board of Management consists of four members. Effective October 1, 2004 Mr. D. Dunn retired as President, Chief Executive Officer and Chairman of our Board of Management and was succeeded by Mr. E. Meurice. In an Extraordinary General Meeting of Shareholders, held on August 26, 2004, the Company's shareholders were informed of the intended appointment of Mr. E. Meurice. Mr. S. McIntosh retired from his position on the Board of Management, effective January 3, 2005. Succession of Mr. McIntosh's responsibilities will be disclosed in due course.

         For further details and a biography of the members of the Board of Management, see Item 6.A. of the Annual Report on Form 20-F.

         Remuneration of the Board of Management. The Remuneration Committee recommends and reviews compensation and benefits for members of our Board of Management. Furthermore, the Remuneration Committee reviews Management and authorizes the general compensation and benefit programs for the Board of Management.

         In proposing to the Supervisory Board the specific remuneration of the members of the Board of Management, the Remuneration Committee considers, among other factors, the Remuneration Policy 2004 as adopted by the General Meeting of Shareholders on March 18, 2004 and the desired levels of remuneration and emphasis on particular aspects of the Company's short and long-term performance and its current compensation and benefits structures and levels benchmarked against relevant peer companies. External compensation survey data and, where necessary, external consultants are used to benchmark our remuneration levels and structures.

         Furthermore, the Remuneration Committee reviews and proposes to the Supervisory Board corporate goals and objectives relevant to the compensation of all members of the Board of Management. The Remuneration Committee evaluates the performance of members of the Board of Management in view of those goals and objectives, and makes recommendations to the Supervisory Board regarding the resulting compensation levels of the members of the Board of Management based on this evaluation. The outlines of the remuneration report of the Supervisory Board concerning the Remuneration Policy of the Company, as prepared by the Remuneration Committee are the following:


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         1. Total remuneration for members of the Board of Management consists of (i) base salary, (ii) a short-term performance cash bonus and performance stock options, (iii) long-term performance stock and (iv) benefits. The allowance of cash bonus, performance stock options and performance stock is dependent on predetermined performance criteria.

         2. The following ratio is used to balance the various elements of the remuneration: 100-50-25-25, whereby base salary is 100, performance bonus is 50, performance stockoptions is 25 and performance stock is 25.

         3. Base salary, short-term and long-term incentives are measured against the 75th percentile of the appropriate Top Executive Market with a predominant focus on the European market.

         4. Members of the Board of Management are offered a pension plan based on a defined contribution. The total defined contribution is a percentage of the pensionable salary and is dependent on the participant's age. The total contribution percentage lies between 6% and 24%, of which the participant pays 30%, while ASML pays the remaining 70%.

         5. Although ASML intends to closely observe the Code, this will not affect the Company's rights and obligations toward the members of the Board of Management appointed prior to 2004. Accordingly, each member of the Board of Management has been given the opportunity to opt for either the new compensation package, described in the Remuneration Policy 2004, or to retain his current package, but with a base salary as determined under the new policy. All members of the Board of Management appointed prior to 2004 chose for the latter.

         The remuneration of members of the Board of Management is described in Item 6.B. of the Annual Report on Form 20-F. The remuneration of the Board of Management during 2004 was in agreement with the Remuneration Policy 2004. The entire remuneration report of the Supervisory Board and the Remuneration Policy 2004 as adopted by the General Meeting of Shareholders are published on our website.

         On March 18, 2004, the General Meeting of Shareholders has, as part of the amendment of the Company's Articles of Association, indemnified the members of the Board of Management against any claim arising in connection with their position as member of the Board of Management, provided that such claim is not attributable to willful misconduct or intentional recklessness of such Board of Management member. The Supervisory Board has further implemented the indemnification of the Board of Management members by means of separate indemnification agreements.

         Recognition for ASML employees. Everyone at ASML can be proud of the Company's achievements in 2004. Emerging from ASML employees the worst downturn in the history of the semiconductor industry, the whole organization embraced 2004 as opportunity to renew commitment and heighten flexibility for securing ASML's future success.

         We support the Board of Management, their leadership and strategy to strengthen and sustain the business success of ASML on behalf of all stakeholders worldwide.

         The Supervisory Board also acknowledges the contributions made by everyone associated with the Company during 2004, and in particular, we convey our appreciation to the employees of ASML. The Supervisory Board, Veldhoven, January 28, 2005

                             Corporate Governance
                             --------------------

         General. ASML Holding N.V. ("ASML") was established in 1994 as a private limited liability company. ASML is the parent company of ASML Netherlands B.V., which was established in 1984, as well as of many other, mainly foreign, subsidiaries. ASML is a public limited liability company, with its registered seat in Veldhoven, the Netherlands and is governed by Netherlands law. ASML is listed both on Euronext Amsterdam and Nasdaq since 1995.

         Since the beginning of the corporate governance developments, ASML has continuously monitored and assessed the applicable Netherlands, U.S., and other relevant corporate governance codes, rules, and regulations. Because ASML has closely followed the corporate governance developments and trends, it already introduced many of the recently recommended corporate governance practices in its organization. ASML has, among other things, increased its transparency with regards to the structure and remuneration of the Board of Management and Supervisory Board; has increased the powers and rights of its shareholders; and aims for a fair disclosure practice with respect to its investor relations.

         As a result of ASML's shares being traded on Nasdaq, ASML is required to comply with the Sarbanes-Oxley Act as well as the regulations developed by Nasdaq, and the U.S. Securities and Exchange Commission ("SEC") pursuant to the Sarbanes-Oxley Act. ASML is taking the necessary actions to comply with the Sarbanes-Oxley Act.

         In addition, ASML is subject to the Netherlands Corporate Governance Code (the "Code") as of January 1, 2004. The Code is applicable to all companies that are admitted to an officially recognized stock exchange and whose registered offices are in the Netherlands. ASML believes that the Code in principle aims at similar objectives, such as transparency and accountability, as the U.S. corporate governance principles, although differences exist with regard to the approach taken and areas covered.

         The Supervisory Board and the Board of Management of ASML will continue their efforts to ensure that ASML's practices and procedures comply, to the extent possible and desirable, with both U.S. and Netherlands corporate governance requirements. In this report, ASML addresses its corporate governance structure, hereby referring to the recommendations as laid down in the Code.

         In case there are material changes in the corporate governance structure of ASML and in its compliance with the Code, ASML shall submit these to the General Meeting of Shareholders for discussion purposes.

Board of Management
------------------

         Role and Procedure. ASML has a two-tier structure, and thus ASML's Board of Management is responsible for managing ASML, under the chairmanship of its President and CEO, and is supervised by the Supervisory Board.

         Although the various management tasks are divided among the members of the Board of Management, the Board of Management remains collectively responsible for the management of ASML, the deployment of its strategy and policies, and the achievement of its objectives and results.

         In fulfilling its management tasks and responsibilities, the Board of Management is guided by the interests of ASML and the business connected with it, as well as by the interest of ASML's stakeholders. The Board of Management is accountable to the Supervisory Board and the General Meeting of Shareholders for the performance of its management tasks. In the execution of its tasks and responsibilities, the Board of Management is supervised by the Supervisory Board. The Board of Management provides the Supervisory Board with all information, in writing or otherwise, necessary for the Supervisory Board to fulfill its duties. This includes the distribution of a monthly Management Report, containing updated information on ASML's business, financials, operations, and industry developments.

         Important decisions of the Board of Management require the approval of the Supervisory Board, including decisions concerning:

         1. the operational and financial objectives of ASML;

         2. the strategy designed to achieve the objectives;

         3. the parameters to be applied in relation to the strategy to achieve the objectives.

         The Board of Management has recently adopted its own Rules of Procedure, to formalize its responsibilities, the procedures for meetings, minutes and resolutions. These Rules of Procedure are posted on ASML's Corporate Governance website.

         Composition, Appointment, Other Functions. According to ASML's Articles of Association, the Board of Management comprises at least two members. With the resignation of Mr. S. McIntosh per January 3, 2005, the Board of Management has decreased to four members. The Supervisory Board is currently considering the succession of Mr. McIntosh. Members of the Board of Management are appointed by the Supervisory Board, upon recommendation by ASML's Selection and Nomination Committee and after notification to the General Meeting of Shareholders. As a result of the amendment of the Articles of Association on March 31, 2004, appointments of Board of Management members will be for a definite period of four years as of that date, and will be renewable for consecutive terms of four years. Currently, only ASML's President and CEO, Mr. E. Meurice, is appointed for a period of four years, as he was appointed per October 1, 2004. The Supervisory Board may suspend and dismiss members of the Board of Management. Members cannot be dismissed without hearing the General Meeting of Shareholders.

         Board of Management members may only accept a membership of a supervisory board of another listed company upon prior approval from the Supervisory Board. Currently, no Board of Management member has more than two supervisory board memberships in other listed companies. No current Board of Management member is chairman of a supervisory board of a listed company. Mr. McIntosh accepted in November 2004 the position of Chairman of the Board of Bede Plc., a United Kingdom based public company. The Supervisory Board did not object to this appointment, because Mr. McIntosh had already announced his retirement from ASML's Board of Management as per January 3, 2005. Members of the Board of Management notify the Supervisory Board of other important functions (to be) held by them.

         Internal Risk Management and Control Systems, External Factors. The Board of Management is responsible for ensuring that ASML complies with all relevant legislation and regulations. The Board of Management is responsible for the financing of ASML and for managing the risks related to its business activities, both internal as well as external risks. ASML is currently in the process of setting up a system to properly manage internal controls over financial reporting, which is required per section 404 of the Sarbanes-Oxley Act, to limit the remaining exposures to desired risk level. The implementation of this system, which system is based on the COSO model, as well as significant changes and improvements, are regularly reported to and discussed with the Audit Committee and the Supervisory Board. The set up of this system is based on the identification of external and internal risk factors that could influence the operational and financial objectives of ASML and contains a system of monitoring, reporting and operational reviews.

         ASML publishes two annual reports over the financial year 2004 ("Annual Reports 2004"): a Statutory Annual Report in accordance with Netherlands legal requirements and an Annual Report on Form 20-F, which is based on U.S. GAAP. Both Annual Reports 2004 provide risk factors that are specific to the semiconductor industry and to ASML itself. In addition, ASML provides sensitivity analyses by: (i) providing a narrative explanation of its financial statements; (ii) providing the context within which financial information should be analyzed; and (iii) providing information about the quality of, and potential variability of, ASML's earnings and cash flow. In the Annual Reports 2004, the Board of Management focuses and reports on the disclosure controls and internal controls over financial reporting. As required under the Sarbanes-Oxley Act, the CEO and CFO shall sign a certificate stating that ASML's disclosure controls and procedures and internal controls over financial reporting are adequate and effective for ASML. This certificate will be filed with the SEC.

         With respect to the drafting of the Annual Reports 2004, ASML has extensive guidelines for the lay-out and the content of its reports. These guidelines are, for an important part, based on applicable laws. For the Statutory Annual Report, ASML applies the relevant Netherlands laws and regulations. For the Annual Report on Form 20-F, ASML applies the requirements of the U.S. Securities and Exchange Act 1934. With respect to the preparation process of these and the other (quarterly) financial reports, ASML applies internal procedures to safeguard completeness and correctness of such information.

         ASML is currently also implementing further procedures whereby internal controls over financial reporting are documented and regularly evaluated on effective design and operation. Under section 404 of the Sarbanes-Oxley Act, ASML's evaluation of internal controls over financial reporting will be subject to external audit as from 2005 onward.

         In 2002, ASML installed a Disclosure Committee that advises the CEO and CFO with respect to the timely review, disclosure, and evaluation of periodic (financial) reports, as well as with respect to the maintenance and evaluation of disclosure controls and procedures.

         Code of Conduct. Part of ASML's risk management and control system is ASML's Code of Ethical Business Conduct ("Code of Conduct"), which includes ASML's Principles of Ethical Business Conduct ("Principles") and Internal Guidelines on Ethical Business Conduct ("Internal Guidelines"), which Internal Guidelines are based on the Principles and are specifically meant for ASML employees. ASML has established a Complaints Procedure based on which ASML employees have the possibility to report, also anonymously, on alleged violations of the Code of Conduct. ASML's Board of Management has established three complaints committees: in Europe, the U.S. and Asia, to which ASML employees can report such issues. The Complaints Procedure provides for the reporting of alleged violations of the Code of Conduct by Board of Management members to the Chairman of the Supervisory Board. With respect to alleged irregularities of a financial nature, ASML has established a Whistleblower's Procedure, whereby both ASML employees as well as third parties can report alleged irregularities of a financial nature to ASML's Internal Auditor and/or to the Chairman of the Audit Committee, depending on the issue. Also under the Whistleblower's Procedure, ASML employees have the possibility to report issues on an anonymous basis. The Code of Conduct, Complaints Procedure and Whistleblower's Procedure are posted on ASML's Corporate Governance website.

         Remuneration of the Board of Management. Amount and Composition. The remuneration of the individual members of the Board of Management is determined Management by the Supervisory Board on the recommendation of the Remuneration Committee of the Supervisory Board. In proposing to the Supervisory Board the actual remuneration elements and levels applicable to the members of the Board of Management, the Remuneration Committee considers, among other factors:

o the Remuneration Policy 2004 as adopted by ASML's General Meeting of Shareholders held on March 18, 2004;

o    the desired levels of remuneration;

o    particular aspects of ASML's short and long-term financial performance;

o its current compensation and benefits structures and levels benchmarked against the relevant markets.

         The Remuneration Policy 2004 was drafted observing the Code and is such that ASML will continue to attract, reward, and retain qualified and seasoned industry professionals in an international labor market. On the other hand, the remuneration structure promotes the interest of ASML in the medium and long term, does not encourage Board of Management members to act in their own interests, and does not reward failing Board of Management members upon termination of their employment. The severance payment for Board of Management members who are appointed after approval of the Remuneration Policy 2004 by the General Meeting of Shareholders on March 18, 2004, is a maximum of one year gross base salary, unless considered unreasonable in view of the circumstances and subject to mandatory Netherlands employment law, to the extent applicable. Existing rights of members of the Board of Management who were appointed prior to March 18, 2004, will not be infringed. For more details regarding payments made to Mr. McIntosh in connection with his retirement from the Board of Management, reference is made to the Remuneration Report and to the Annual Reports 2004.

         The total remuneration contains a base salary, a short-term performance cash bonus and performance stock options, long-term performance stock, and benefits. It aims to balance and align the remuneration with the short-term execution and long-term elements of the managerial tasks of management. The variable part of the remuneration is designed to strengthen the commitment of the members of the Board of Management to ASML as well as to its objectives. The variable part is linked to previously determined, measurable targets designed to achieve ASML's objectives.

         The granting of performance stock options depends on the achievement after one year of the same quantitative performance criteria as applicable to the performance bonus. The ultimately granted options will not be exercised in the first three years after the date of grant. The exercise price is the official price of the underlying stock on the day of publication of the annual results of the year to which the performance stock option plan relates.

         It is not the intention to modify the exercise price, nor the other conditions regarding the granted options during the term of the options, except if prompted by structural changes relating to the shares or to ASML in accordance with established market practice, such as (i) resulting from a resolution to issue shares with a pre-emption right for the holders of the shares outstanding at that time, (ii) a stock dividend, or (iii) a capitalization of reserves. In these circumstances, approval of the Supervisory Board is required.

         In the Remuneration Policy 2004, a long-term incentive plan in the form of performance stock was introduced for the Board of Management. Performance stock is awarded, without financial consideration, after fulfillment of predetermined performance targets over a three year period. Once the stock is released, the stock will be retained for a period of at least three years after the date of release or until at least the time of termination of employment, if this period is shorter. As the date of release lies three years after the original date of target setting, and the members of the Board of Management have to retain the stock for at least three subsequent years, the total period before one obtains full rights to the stock will be six years in total. The Remuneration Committee feels that the total resulting period is in compliance with the Code. The General Meeting of Shareholders approved the stock option and share plans for the Board of Management on March 18, 2004.

         Over the year 2004, no performance stock or performance stock options were granted to members of the Board of Management employed at the time of approval of the Remuneration Policy 2004 (March 18, 2004) as those members of the Board of Management opted to retain their existing package, including the base salary as determined under the new policy. As part of their existing package, all members of the Board of Management employed as of March 18, 2004 received a fixed amount of stock options. These stock options cannot be executed until three years after granting. The principles of the Remuneration Policy 2004 applied automatically to Mr. Meurice who joined ASML per October 1, 2004. As such, Mr. Meurice is eligible to a maximum conditional performance stock option grant under the conditions set forth in the Remuneration Policy 2004, with a value equal to EUR 37,500. The maximum number of performance stock options in relation to this amount will be determined on the day of publication of the 2004 annual results. Mr. Meurice furthermore received a conditional award of performance stock with a maximum value equal to EUR 37,500. The maximum number of performance stock that will be awarded under the conditions set forth in the Remuneration Policy 2004 in relation to this amount equals 6,049 stock, calculated using the Cox Ross Rubenstein valuation method. In addition, Mr. Meurice received a sign-on bonus of 125,000 stock options. The main elements of Mr. Meurice's contract were published at the same moment as the publication of his intended appointment by the Supervisory Board.

         With respect to stock held in ASML other than as described above: apart from Mr. D. Dunn (who resigned per October 1, 2004, owning 34,800 stock in ASML), only Mr. M. van den Brink as member of ASML's Board of Management owns 14,880 stock in ASML, which stock has been obtained in 1994. With respect to trading in ASML securities, Board of Management members, as well as other designated persons, are bound to ASML's Insider Trading Rules, which are posted on ASML's Corporate Governance website.

         ASML has not granted any personal loans, guarantees, or the like to members of the Board of Management. On March 18, 2004, the General Meeting of Shareholders has, as part of the amendment of ASML's Articles of Association, indemnified the members of the Board of Management against financial losses that are a direct result of their tasks as members of the Board of Management, provided that such claim is not attributable to willful misconduct, or intentional recklessness of such member of the Board of Management. The Supervisory Board has further implemented the indemnification of the Board of Management members by means of separate indemnification agreements.

         For more details about the Board of Management's remuneration, its composition, and other relevant elements, reference is made to the Remuneration Policy 2004 and the Remuneration Report (both posted on ASML's Corporate Governance website), the Report of the Supervisory Board and other parts of ASML's Annual Reports 2004.

         Regulations regarding ownership of and transactions in other securities than those issued by ASML for members of the Board of Management are incorporated in the Rules of Procedure of the Board of Management, which rules have been approved by the Supervisory Board. The regulations are drafted observing best practice provision II.2.6. of the Code. The complete Rules of Procedure, including the regulations for trading in securities other than ASML securities, are posted on ASML's Corporate Governance website.

         Determination and Disclosure of Remuneration. As previously stated, the General Meeting of Shareholders held on March 18, 2004 has adopted ASML's Remuneration Policy 2004. ASML has informed the meeting that any material change in the policy shall also be submitted for adoption to the General Meeting of Shareholders. In addition, ASML has also submitted to the General Meeting of Shareholders held on March 18, 2004 for approval the Stock Option and Stock Plans for the Board of Management, as well as the Stock Option plans for ASML employees. Those plans were approved by the General Meeting of Shareholders. In case of material changes to these plans, ASML shall submit the amended plans to the General Meeting of Shareholders for approval.

         The Report of the Supervisory Board as incorporated in ASML's Annual Reports 2004 contains the principle items of the Remuneration Report of the Supervisory Board concerning the Remuneration Policy 2004 of ASML, as drawn up by the Remuneration Committee. The Remuneration Report contains the elements as recommended by the Code.

         With respect to item II.2.10 e) and g) of the Code, in which it is recommended to describe the performance criteria and to provide a summary of the methods to determine the achievement of the performance criteria, the Remuneration Committee feels that from a competitive sensitivity point of view, it is justified not to publish more details of the targeted or actual performance levels used in the target setting under the Board of Management's Remuneration Policy. The General Meeting of Shareholders endorsed this position in its meeting on March 18, 2004.

         The remuneration for the individual Board of Management members is determined by the Supervisory Board, upon a proposal from the Remuneration Committee, with reference to the Remuneration Policy 2004. The level and structure of the remuneration of each of the members of the Board of Management is described in ASML's Annual Reports 2004. The value of options granted to the Board of Management and ASML employees, as well as the calculation of the value can also be found in the Annual Reports 2004.

         Conflicts of Interests. As indicated in ASML's chapter on Corporate Governance in its Annual Reports 2003, ASML has reviewed its Code of Conduct in the course of 2004 and has made some changes, inter alia as a result of the recommendations in the Code. The changes based on the Code mainly concern the reporting procedure with respect to any conflict of interests or apparent conflict of interests. In addition, in its Rules of Procedure, the Board of Management has incorporated an article with respect to conflicts of interests observing the Principle and the best practice provisions related to that subject. During the year 2004, no transactions occurred that could have given the appearance of conflicts of interests or that effectively involved conflicts of interests.

The Supervisory Board.
---------------------

         Role and Procedure. ASML's Supervisory Board supervises the policies of the Board of Management and the general course of affairs of ASML and its subsidiaries. ASML's Supervisory Board also supports the Board of Management with its advice. As a consequence of the two-tier structure prescribed by Netherlands company law, the Supervisory Board is a separate and independent body from the Board of Management. This is reflected in, among others, the requirement prescribed by Netherlands law that Supervisory Board members cannot be members of the Board of Management and cannot be employees of the company.

         In fulfilling its role and responsibilities, the Supervisory Board takes into consideration the interests of ASML and its subsidiaries, as well as the relevant interests of ASML's stakeholders. The Supervisory Board supervises and advises the Board of Management in performing its tasks, and focuses especially on:

         1. the achievement of ASML's objectives;

         2. ASML's corporate strategy and the risks inherent in the business activities;

         3. the structure and operation of the internal risk management and control systems;

         4. the reporting process; and

         5. compliance with legislation and regulations.

         In the year 2004, the Audit Committee and Supervisory Board frequently discussed the corporate strategy, the risks of the business, and the internal risk management and control system. ASML's corporate strategy was approved by the Supervisory Board. In its report, the Supervisory Board describes its activities in the past financial year, as well as the number of meetings, the number of committee meetings, and the items discussed, both in the full Supervisory Board meetings, as well as in the committee meetings. The items discussed include those as required by the provisions of the Code (e.g., strategy, risks, the functioning of the Supervisory Board and its individual members, its composition, profile, the functioning of the Board of Management and its individual members, composition, succession). The report also contains, or makes a reference to, the personal data of the members of the Supervisory Board.

         The Rules of Procedure of the Supervisory Board have been amended to reflect the requirements of the Code. The Rules of Procedure also reflect requirements based on the U.S. Sarbanes-Oxley Act and contain (corporate governance) practices that the Supervisory Board has developed over the past years. Items included are meetings, minutes, appointment, and presence of Supervisory Board members. The Rules of Procedure also contain paragraphs addressing the relationship with ASML's Board of Management, ASML's Works Council, and the General Meeting of Shareholders, as well as a provision stating that the Supervisory Board, and its individual members, has its own responsibility with respect to obtaining all information from the Board of Management and External Auditor necessary to be able to perform its tasks and responsibilities as a supervising body. The Supervisory Board may also obtain information from officers and external advisors of ASML, and shall be assisted herein by ASML.

         The Rules of Procedure include the charters for the three committees of the Supervisory Board to which the Supervisory Board has assigned certain tasks: the Audit Committee, the Remuneration Committee, and the Selection and Nomination Committee. In accordance with Netherlands law, the plenary Supervisory Board remains responsible for the fulfillment of its role and responsibilities even if the Supervisory Board has delegated some of its responsibilities to one or more of its committees.

         Independence. The Supervisory Board is of the opinion that its current members are all independent as defined by the Code. The Rules of Procedure of ASML's Supervisory Board include the independence definition as prescribed by the Code. However, in the future it could be possible that ASML needs to deviate from the independence definition, when considered necessary to nominate the most suitable candidate as a Supervisory Board member. The reason is that knowledge of and experience in the semiconductor industry is very important for ASML's Supervisory Board to be able to perform its supervising function. Because this industry has relatively few players, ASML may want to nominate candidates for the Supervisory Board who do not fully comply with the criteria as listed under best practice provision III.2.2.c. of the Code. In those circumstances, ASML and the candidate will ensure that any such business relationship does not compromise the candidate's independence.

         Expertise, Composition, Appointment. The Supervisory Board currently consists of seven members, the minimum being three members. The Supervisory Board itself determines the number of Supervisory Board members required for the performance of its function.

         Prior to effectiveness of the revised Netherlands Large Company Regime (also known as the new "structuurregime"), appointments to the Supervisory Board were made by the Supervisory Board itself, subject to certain rights of recommendation of the General Meeting of Shareholders, the Works Council and the Board of Management, and certain rights of objection retained by the General Meeting of Shareholders and the Works Council.

         Pursuant to the revised Large Company Regime, effective as of October 1, 2004, members of the Supervisory Board are appointed by the General Meeting of Shareholders, from nominations of the Supervisory Board. Nominations must be reasoned and must be made available to the General Meeting of Shareholders and the Works Council simultaneously. Before the Supervisory Board presents its nominations, both the General Meeting of Shareholders and the Works Council may make recommendations (which the Supervisory Board may reject). In addition, the Works Council has a strengthened right to make recommendations for at least one-third of the members of the Supervisory Board, which recommendations may only be rejected by the Supervisory Board: (i) if the relevant person is unsuitable or (ii) for the reason that the Supervisory Board will not be duly composed when the recommended person will be appointed as Supervisory Board member. If no agreement can be reached between the Supervisory Board and the Works Council on these recommendations, the Supervisory Board may request the Enterprise Chamber of the Amsterdam Court to declare its objection legitimate. Any decision of the Enterprise Chamber on this matter is not appealable. For the year 2005, the Works Council has a strengthened right to recommend one candidate.

         Nominations of the Supervisory Board may be overruled by the General Meeting of Shareholders by an absolute majority of the votes, representing at least one third of ASML's outstanding share capital.

         Supervisory Board members shall serve for a maximum term of four years, or a shorter period as set forth in the rotation schedule as adopted by the Supervisory Board, and may be re-appointed, provided that their entire term of office does not exceed twelve years. The rotation schedule has been made available on ASML's Corporate Governance website.

         The composition of the Supervisory Board follows its profile. The profile is drafted in such a manner that it aims for an international and adequate composition reflecting the global equipment activities of ASML, as well as for an adequate level of experience in financial, economic, technological, social, and legal aspects of international business. The profile shall also be considered in case of re-appointment of Supervisory Board members. The profile is posted on ASML's Corporate Governance website.

         Mr. F. Frohlich, who has succeeded Mr. S. Bergsma as Chairman of the Audit Committee, is considered to be the Supervisory Board's financial expert, taking into consideration his extensive financial background and experience, especially as former CFO of Akzo Nobel N.V.

         Newly appointed members shall follow an introduction program, which shall include inter alia financial and legal affairs, financial reporting, ASML operations, market and industry and technology, depending on the profile of the new member. Annually, the Supervisory Board shall determine whether Supervisory Board members require further training.

         With the exception of Mr. Frohlich, none of the Supervisory Board members exceeds the maximum number of five memberships of supervisory boards of Dutch listed companies (a chairmanship counting double). Mr. Frohlich holds functions in five Dutch listed companies, but has accepted the chairmanship of the Supervisory Board of Randstad Holding N.V. in May 2004 upon the immediate resignation of the previous chairman, which chairmanship resulted in a total of six Supervisory Board memberships in Dutch listed companies as per the definition of the Code. Mr. Frohlich is currently considering his supervisory board memberships.

         Role of the Chairman of the Supervisory Board and the Company Secretary. The role and responsibilities of the Chairman of the Supervisory Board are described in its Rules of Procedure and follow the provisions related to this subject as described in the Code. The Chairman determines the agenda of the Supervisory Board meetings, taking into consideration the items that are required to be discussed, either by law or by corporate governance recommendation. The Chairman acts as the main contact between the Supervisory Board and the Board of Management and ensures, as Chairman, the orderly and efficient conduct of the General Meeting of Shareholders. The Chairman will also see to it that:

         1. the members of the Supervisory Board follow their introduction and training program;

         2. the members of the Supervisory Board receive in good time all information which is necessary for the proper performance of their duties;

         3. there is sufficient time for consultation and decision making by the Supervisory Board;

         4. the committees function properly;

         5. the performance of the Board of Management members and the Supervisory Board members are assessed once a year;

         6. the Supervisory Board has proper contact with the Board of Management and the Works Council.

         In case of absence of the Chairman of the Supervisory Board, the longest serving member of the Supervisory Board will act as Chairman of the Supervisory Board.

         Neither the Chairman of ASML's Supervisory Board nor any other member of the Supervisory Board is a former member of ASML's Board of Management.

         The Supervisory Board is assisted by the Company Secretary. The Company Secretary sees to it that the correct procedures are followed and that the Supervisory Board acts in accordance with its statutory obligations and the obligations under ASML's Articles of Association. The Company Secretary also sees to it that the corporate governance requirements related to the Supervisory Board are being adhered to. The Company Secretary assists the Chairman of the Supervisory Board in the organization of the affairs of the Supervisory Board and its committees (information, agenda, evaluation, introduction program, etc.). ASML's Company Secretary was appointed by the Supervisory Board in 2002, upon recommendation by the Board of Management. This appointment has been changed and, upon approval of the Supervisory Board, the Board of Management has appointed Robert F. Roelofs (1957) as ASML's Company Secretary effective as of January 1, 2005. The Company Secretary may be dismissed by the Board of Management, after prior approval from the Supervisory Board.

         Composition and Role of the Three Key Committees of the Supervisory Board. As previously described, ASML's Supervisory Board has three committees:
Audit Committee, Remuneration Committee and Selection and Nomination Committee. The latter was established in March 2004. Their roles and functions are described in separate chapters in the Supervisory Board's Rules of Procedure. The Report of the Supervisory Board contains a summary of the composition of the committees, the meetings, and items discussed in those meetings.

         The committees report orally about the issues and items discussed in each meeting to the plenary Supervisory Board. In addition, the committees distribute their minutes to all members of the Supervisory Board, thus ensuring that the full Supervisory Board is aware of all issues and subjects that were discussed in the committee meetings in order to be able to make the appropriate decisions where necessary.

         Audit Committee. The Audit Committee meets at least four times per year, and always before the publication of the financial results. In 2004, the Audit Committee met six times. The Chairman of the Audit Committee is not the Chairman of the Supervisory Board and is also not a former member of ASML's Board of Management.

         The Audit Committee has focused intensely on the implementation and documentation of the internal risk management and control system in accordance with the requirements of section 404 of the Sarbanes-Oxley Act in the past year, including the supervision of the enforcement of the relevant legislation and regulations. For more details about the internal risk management and control systems, reference is also made to the relevant paragraphs and chapters in the Annual Reports 2004.

         In the Audit Committee meetings, the role and activities of the External Auditor are frequently discussed, including his recommendations and observations. Also the recommendations and observations of the Internal Auditor are recurring subjects in the Audit Committee meetings.

         With respect to the Audit Committee's role related to ASML's Code of Conduct, reference is made to the paragraph concerning the content and set up of the Code of Conduct in this chapter.

         Furthermore, upon request from the Audit Committee and the Board of Management and as part of the implementation of the Code of Conduct, ASML has conducted a so-called "acknowledgement procedure" in 2004, requesting ASML employees to endorse ASML's values and principles by acknowledging the Code of Conduct. Another purpose of this procedure was the identification of possible issues existing within ASML that relate to the Code of Conduct. The results will be available in the first quarter of 2005 and will then be discussed with the Audit Committee.

         Furthermore, ASML provides the Audit Committee with all information that is considered relevant to be able to supervise adequately and efficiently the provision of financial information by ASML. This includes, among others, the supervision of the implementation of the new accounting standards in the Netherlands (the International Financial Reporting Standards), as well as the choice of accounting policies, information about the handling of estimated items in the annual accounts, and the work of internal and external auditors. The Audit Committee also discusses and reviews at least once per year ASML's tax planning policy, financing strategy, and the applications/ risks of information/ communication technology.

         The Audit Committee, on behalf of the Supervisory Board, reviews and approves the fees of the External Auditor. The Audit Committee shall be the first contact of the External Auditor if he discovers irregularities in the content of the financial reports. The External Auditor provides the Audit Committee regularly with an update on the actual costs, for both audit services and non-audit services, and the Audit Committee thereby monitors the independence of the External Auditor. Furthermore, the External Auditor provides non-audit services in accordance with ASML's pre-approval policy, which was approved by the Audit Committee, and which is posted on ASML's Corporate Governance website. The Audit Committee meets at least once a year with the External Auditor without the Board of Management present, to discuss the relationship between the Audit Committee and the External Auditor and the relationship between Board of Management and the External Auditor.

         In general, the Audit Committee invites ASML's CEO, CFO, and Corporate Controller to its meetings. The Internal Auditor and External Auditor also attend the meetings, depending on the items on the agenda.

         Remuneration Committee. The Remuneration Committee meets at least once a year. In 2004, the Remuneration Committee met twice. The Chairman of the Remuneration Committee is neither the Chairman of the Supervisory Board, nor a former member of ASML's Board of Management, nor a member of the board of management of another company. No member of the Remuneration Committee is a current member of the board of management of another Dutch listed company.

         As mentioned in the paragraph concerning the remuneration of the Board of Management in 2004, the Remuneration Committee drafted a Remuneration Policy for the Board of Management. The Remuneration Committee also made proposals for the remuneration of the individual Board of Management members, which proposals were adopted by the Supervisory Board. The proposals contained the following elements: the structure of the remuneration, base salary, variable parts of the remuneration, the shares or rights to shares to be granted, cash bonus, the performance criteria linked to the variable part of the remuneration, as well as the pension rights.

         The Remuneration Committee prepared the Remuneration Report as posted on ASML's Corporate Governance website.

         Selection and Nomination Committee. The Selection and Nomination Committee meets at least twice a year, and more frequently when necessary. This year, the committee members met once formally, and furthermore several times on an ad hoc basis with regard to the succession of Mr. D. Dunn. During the formal meeting held this year, the Selection and Nomination Committee discussed the selection criteria and appointment procedures for both Supervisory Board members and Board of Management members, and assessed and discussed the size, composition, and current profile of the Supervisory Board. It also discussed the functioning of the individual Supervisory Board and Board of Management members.

         In addition, the Selection and Nomination Committee discussed the resignation of Mr. S. McIntosh and the fulfillment of Mr. McIntosh's responsibilities. Furthermore, the Committee addressed the two vacancies in the Supervisory Board, which vacancies are the result of the resignation of Mr. M. Attardo and the proposal to extend the Supervisory Board from seven to eight members. The recommended reappointment of Mr. J. Westerburgen was also discussed.

         The policy of the Board of Management with respect to the selection criteria and appointment procedures for senior management will be discussed in one of the Committee meetings in 2005.

         Conflicts of Interests. As indicated in the chapter on Corporate Governance in ASML's Annual Reports 2003, ASML has formalized its procedures with respect to the handling of conflicts of interests situations between Supervisory Board members, Board of Management members, major shareholders, the External Auditor on the one hand, and ASML on the other hand. Those procedures are incorporated in the Supervisory Board's Rules of Procedure and address the principle and the best practice provisions with respect to conflicts of interests to the fullest extent.

         During the financial year 2004, no transactions occurred that could have given the appearance of conflicts of interests or that effectively involved conflicts of interests.

         Remuneration of the Supervisory Board. The General Meeting of Shareholders determines the remuneration of the Supervisory Board members; the remuneration is not dependent on the results of the company. ASML shares or rights to acquire ASML shares are not a component of the remuneration of the Supervisory Board, and in case members acquire or have acquired ASML shares or rights to acquire ASML shares, these are for the purpose of long-term investment only. Currently, Mr. P. Grassmann owns 3,000 ASML shares and Mr. M. Attardo owns 19,290 rights to acquire ASML shares. In concluding transactions in ASML shares, Supervisory Board members need to comply with ASML's Insider Trading Rules. Detailed information on the Supervisory Board's remuneration can be found in the Annual Reports 2004.

         Regulations regarding ownership of and transactions in other securities than those issued by ASML for members of the Supervisory Board, are incorporated in the Rules of Procedure of the Supervisory Board. The regulations are drafted observing best practice provision III.7.3. of the Code. The regulations for trading in securities other than ASML securities, are posted on ASML's Corporate Governance website as part of the complete Rules of Procedure.

         ASML has not granted any personal loans, guarantees, or the like to members of the Supervisory Board. On March 18, 2004, the General Meeting of Shareholders has, as part of the amendment of ASML's Articles of Association, indemnified the members of the Supervisory Board against financial losses that are a direct result of their tasks as members of the Supervisory Board. ASML has further implemented the indemnification of the members of the Supervisory Board by means of separate indemnification agreements.

The Shareholders and General Meeting of Shareholders
----------------------------------------------------

         Powers. A General Meeting of Shareholders is held at least once a year in Veldhoven, Eindhoven, Amsterdam, or The Hague. In this meeting, at least the following items shall be discussed and/ or approved:

o the written report of the Board of Management containing the course of affairs in ASML and the conduct of the management during the past financial year;

o    the adoption of the annual accounts;

o ASML's reserves and dividend policy and justification thereof by the Board of Management; o if applicable, the proposal to pay a dividend;

o the discharge of the members of the Board of Management in respect of their management during the previous financial year;

o the discharge of the members of the Supervisory Board in respect of their supervision during the previous financial year;

o    each substantial change in the corporate governance structure of ASML;

o any other item the Board of Management or the Supervisory Board may place on the agenda.

         The Board of Management requires the approval of the General Meeting of Shareholders, the Supervisory Board and the meeting of the holders of Priority Shares for resolutions regarding a significant change in the identity or character of ASML or its business, including in any event: a) transfer of the business or virtually all of the business to a third party; b) entry into or termination of long-term cooperation by ASML or a subsidiary with another legal entity or partnership or as a general partner with full liability in a limited or general partnership if such cooperation or the termination thereof is of far-reaching significance for ASML; and c) acquisition or disposal by ASML or a subsidiary of a participation in the capital of another company, the value of which equals at least a third of the amount of the assets according to the consolidated balance sheet with explanatory notes attached to the annual accounts as most recently adopted.

         Proposals placed on the agenda by the Supervisory Board, the meeting of holders of Priority Shares, the Board of Management, or shareholders submitted in accordance with the provisions of ASML's Articles of Association shall be discussed and resolved upon.

         Every year, ASML requests limited authorization to issue (rights to) shares, to pass pre-emptive shareholders rights and to repurchase ASML shares.

         The Board of Management or Supervisory Board may convene Extraordinary General Meetings as often as they deem necessary. Such meetings must be held if the meeting of holders of priority shares or one or more shareholders and others entitled to attend the meetings jointly representing at least one-tenth of the issued share capital make a written request to that effect to the Board of Management and the Supervisory Board, specifying in detail the items to be discussed.

         On August 26, 2004, ASML has held an Extraordinary General Meeting of Shareholders, to inform the shareholders of the intention to appoint Mr. E. Meurice as the new President and CEO of ASML, effective as of October 1, 2004.

         Logistics of the General Meeting of Shareholders. To facilitate the attendance of shareholders at ASML's General Meetings of Shareholders, ASML may set a registration date for the exercise of voting rights and the rights relating to the General Meeting of Shareholders. ASML has done so in 2004 and intends to continue to do so. Shareholders registered at such date are entitled to attend the meeting and to exercise other shareholder rights during the meeting, notwithstanding subsequent sale of their shares after the registration date. The advantage of a registration date is the limitation of the blocking period before the General Meeting of Shareholders, during which period shareholders cannot trade in ASML shares. The registration date will be published in advance of every General Meeting of Shareholders. Convocation of the General Meeting of Shareholders shall take place, in accordance with Netherlands law and ASML's Articles of Association, at least fifteen days before the meeting. The Board of Management and Supervisory Board shall provide the shareholders with facts and circumstances relevant to the proposed resolutions for which an approval right is granted to the General Meeting of Shareholders, through explanations incorporated in the agenda. All documents relevant for the General Meeting of Shareholders, including the agenda with explanations, shall be posted on ASML's website. Resolutions adopted at the General Meeting of Shareholders shall be recorded, if required, by a civil law notary and co-signed by the Chairman of the meeting, whereafter they shall be made available on the website. In addition, the draft minutes of the General Meeting of Shareholders will be available, upon request, at the latest three months after the meeting. Shareholders shall be given the opportunity to provide their comments in the subsequent three months, whereafter the minutes shall be adopted by the Chairman and the other person appointed by the Chairman for this purpose at the beginning of the meeting. The adopted minutes shall also be made available on ASML's website. In addition, ASML shall send by mail the draft minutes and/or the adopted minutes to those shareholders who have requested to receive the draft and/or adopted minutes in this manner. ASML shareholders may appoint a proxy who can vote on their behalf in the General Meeting of Shareholders. ASML is considering to introduce an internet proxy voting system, which system gives shareholders the opportunity to vote "from a distance," thus ensuring that more shareholders can participate in the General Meeting of Shareholders without having to attend in person.

         With respect to the depositary receipts for shares: ASML does not cooperate with the issuance of such depositary receipts.

         Information to the Shareholders. ASML continuously strives to provide equal and simultaneous information about matters that may significantly influence the share price to shareholders and other parties in the financial markets to ensure fair disclosure.

         First, ASML provides information to its shareholders at ASML's General Meeting of Shareholders. In addition, when ASML's quarterly results are being published and explained by the Board of Management, interested parties, including shareholders, can participate through conference calls and can view the presentation of the results via a web cast. Presentations given at these meetings are posted afterward on ASML's website. After publication of the quarterly results, members of Board of Management and Investor Relations meet with investors and analysts to discuss and explain the results. Once a year, ASML holds an Analyst Day, inviting analysts to its premises in Veldhoven. It is ASML's policy to post the presentations given at the above mentioned meetings on ASML's website, as well as other presentations given to analysts and investors at investor conferences throughout the year. Presentations to investors and analysts are announced in advance on ASML's website, and the meetings related to the quarterly results are also announced by means of press releases.

         Meetings and discussions with investors and analysts shall in principle not take place shortly before publication of regular financial information. ASML shall not in advance assess, comment upon, or correct analysts' reports and valuations, other than factually. ASML does not pay any fees to parties carrying out research for analysts' reports, or for the production or publication of analysts' reports.

         At the General Meeting of Shareholders, the Board of Management and the Supervisory Board shall provide the shareholders with all requested information, unless this would be contrary to an overriding interest of the company. In case of an overriding interest, the Board of Management and Supervisory Board shall provide their arguments to the extent possible.

         Furthermore, ASML's Corporate Governance website provides links to websites that contain information about ASML that ASML published or deposited in accordance with applicable rules and regulations.

         With respect to ASML's anti-takeover measures, ASML has a Priority Shares Foundation and a Preference Shares Foundation. The mechanisms of these measures are described in more detail in ASML's Annual Reports 2004.

         Relationship with institutional investors. ASML considers it in the interest of ASML that institutional investors increase their participation at its General Meeting of Shareholders. ASML has actively approached its institutional investors to invite them to the General Meeting of Shareholders held on March 18, 2004, and will also approach them with respect to the upcoming General Meeting of Shareholders on March 24, 2005. To facilitate the attendance at General Meeting of Shareholders and the exercise of voting rights, ASML has introduced a registration date for the attendance of the General Meeting of Shareholders, to decrease the "blocking period" and is considering, as previously mentioned, the introduction of an internet proxy voting system.

The Audit of the Financial Reporting and the Position of the Internal and
-------------------------------------------------------------------------
External Auditor Function
-------------------------

         Financial Reporting. ASML has comprehensive internal procedures in place for the preparation and publication and the Position of of information. These internal procedures are frequently discussed in the Audit Committee the Internal and and Supervisory Board.

         The Disclosure Committee assists the Board of Management in overseeing ASML's disclosure activities and to ensure compliance with applicable disclosure requirements arising under U.S. and Netherlands law and regulatory requirements. The Disclosure Committee comprises various members of senior management.

         With respect to the determination by the Audit Committee of the activities of the External Auditor in relation to the financial reports other than the annual accounts, the Audit Committee reviews and determines the External Auditor's Audit Plan for the audits planned during the financial year. The activities of the External Auditor relating to the content and publication of financial reports besides the annual accounts are also part of the Audit Plan, and as such the Audit Committee determines the role of the External Auditor in the activities relating to the reporting of financial results other than the annual accounts.

         Appointment, Role, Assessment of the Functioning of the External Auditor, and his Remuneration. In accordance with Netherlands law, ASML's External Auditor is appointed by the General Meeting of Shareholders and is nominated for appointment by the Supervisory Board upon advice from the Audit Committee and the Board of Management. ASML's current External Auditor, Deloitte Accountants B.V. ("Deloitte"), was appointed by the General Meeting of Shareholders in 1995. In 2005, ASML's Board of Management and Audit Committee intend to conduct an assessment of the quality of the performance of the External Auditor. The Supervisory Board shall communicate the main conclusions to the General Meeting of Shareholders to be held on March 24, 2005.

         On an annual basis, the Board of Management and the Audit Committee shall report on the relationship with the External Auditor to the Supervisory Board, including the required auditor independence (for example the provision of non-audit services by the External Auditor or the desirability of rotating the responsible partner of the External Auditor).

         The responsible audit partner of Deloitte in charge of the audit responsibilities for ASML is Mr. J.G.C.M. Bune. In accordance with the rotation requirements of the SEC, Mr. Bune will rotate after a maximum period of five years.

         The External Auditor was present at the General Meeting of Shareholders held on March 18, 2004 in order to respond to any questions from the General Meeting of Shareholders about his auditors' opinion on the financial statements. The External Auditor shall also be present at future General Meetings of Shareholders for the purpose as mentioned above.

         The Audit Committee, on behalf of the Supervisory Board, approves the remuneration of the External Auditor as well as the non-audit services to be performed, after consultation with the Board of Management. It has been agreed among the members of the Supervisory Board and the Board of Management that the Audit Committee has the most relevant insight and experience to be able to approve both items, and therefore the Supervisory Board has delegated these responsibilities to the Audit Committee. With respect to the non-audit services performed by the External Auditor, it should be noted that these activities (mainly tax-services) have been reduced considerably in the financial year 2004.

         In general, the External Auditor attends all meetings of the Audit Committee, unless this is deemed not necessary by the Audit Committee. The findings of the External Auditor are discussed at these meetings. The External Auditor attends the meeting of the Supervisory Board in which the report of the External Auditor with regards to the audit of the annual accounts is, and the annual accounts themselves are, discussed. ASML's Board of Management is also present at this meeting. In the audit report, the External Auditor refers to the financial reporting risks and issues that were identified during the audit, internal control matters, and any other matters requiring communication under the auditing standards generally accepted in the Netherlands and in the U.S.

         Internal Audit Function. In 2004, ASML established an internal audit function in order to address the topics of risk management and internal control over financial reporting as required under the Code and the Sarbanes-Oxley Act respectively.

         The initial role of the internal audit function is directed at facilitating the implementation of an enhanced (internal) control framework. From the second half of 2005 onward, the internal audit function will take on its (ultimate) independent internal audit function. The Audit Committee is involved in determining the tasks and responsibilities of the Internal Auditor. The Internal Auditor provides the Audit Committee on a regular basis with his findings.

The Board of Management and the Supervisory Board,

Veldhoven, January 28, 2005

                                Information and
                                ---------------
                              Investor Relations
                              ------------------

Financial Calendar
------------------

March 24, 2005
General Meeting of Shareholders
at the Evoluon,
Noord Brabantlaan 1A
Eindhoven, the Netherlands

April 13, 2005
Announcement of First Quarter results for 2005

July 13, 2005
Announcement of Second Quarter results for 2005

October 12, 2005
Announcement of Third Quarter results for 2005

January 18, 2006
Announcement of Fourth Quarter results for 2005 and Annual results for 2005

Fiscal Year
-----------

ASML's fiscal year ends as of December 31, 2005.

Listing
-------

The ordinary shares of the Company are listed on the official market of the Euronext Amsterdam N.V. and in the United States on the Nasdaq National Market, under the symbol "ASML." ASML's ordinary shares may also trade on other stock exchanges from time to time, although ASML has not applied for listings on those exchanges and does not endorse and may not be notified of such trading.

Investor Relations
------------------

ASML Investor Relations will supply information or further copies of this Annual Report. The Annual Report, quarterly releases and other information are also available on the ASML website (www.asml.com).

                            ASML Worldwide Contact
                            ----------------------
                                  Information
                                  -----------

Corporate Headquarters
----------------------

De Run 6501
5504 DR Veldhoven
The Netherlands

Mailing address
---------------

P.O. Box 324
5500 AH Veldhoven
The Netherlands

U.S. main offices
-----------------

8555 South River Parkway
Tempe, AZ 85284
U.S.A.

77 Danbury Road
Wilton, CT 06897
U.S.A.

Asia main office
----------------

Suite 603, 6/F
One International Finance Center
1, Harbour View Street
Central, Hong Kong, SAR

Corporate Communications
------------------------

phone: +31 40 268 4941
fax: +31 40 268 3655
e-mail: corpcom@asml.com

Investor Relations
------------------

phone: +31 40 268 3938
fax: +31 40 268 3655
e-mail: investor.relations@asml.com

For more information please visit our website www.asml.com

[THE REMAINDER OF THE ANNUAL REPORT 2004, WHICH CONSISTS OF ASML'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004 THAT WAS FILED WITH THE COMMISSION ON FEBRUARY 3, 2005, IS NOT INCLUDED IN THIS REPORT ON FORM 6-K.]